BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 March 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 452 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Steve Mogford	28	3
Ian King	28	3

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was yesterday notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has a balance of 99,575 ordinary shares of 2.5 pence each in BAE Systems plc in Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares).

Each of the executive directors, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 99,575 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

3. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified by the trustee of the BAE Systems ESOP Trust, IFG Trust (Jersey) Limited, that the following PDMRs purchased ordinary shares of 2.5p each in BAE Systems plc at a consideration of 456.5 pence per share ("Investment Shares") under the BAE Systems Share Matching Plan on 22 March 2007. The transaction took place on the London Stock Exchange and the shares are held in the name of IFG Trust (Jersey) Limited. The same

PDMRs were concurrently awarded a contingent interest in ordinary shares of 2.5p each in BAE Systems plc at nil consideration ("Award Shares") also under the BAE Systems Share Matching Plan. The number of shares acquired were as follows:

Name of PDMR	Number of Investment Shares acquired (beneficial interest)	Number of Award Shares acquired (contingent interest)
Walt Havenstein	11,156	18,947
Ian King	27,327	46,410
Mike Turner	64,492	109,529
Philip Bramwell	7,433	12,623
Nigel Whitehead	5,465	9,282

22 March 2007

TR-1:	NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BAE SYS EQUITIES
2. Reason for the notification	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
3. Full name of person(s) subject to the notification obligation:	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.)	
5. Date of the transaction and date on which the threshold is crossed or reached:	02/03/2007
6. Date on which issuer notified:	05/03/07 (Received 16/03/07)
7. Threshold(s) that is/are crossed or reached:	
8. Notified details:	

A: Voting rights attached to shares					
Class/type of shares	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**		
	Number of Shares	**Number of Voting**	**Number of shares**	**Number of voting rights**	**% of voting rights**

		Rights	Direct	Direct	Indirect	Direct	Indirect
0262494			23,663,709	23,663,709	246,741,909	0.74	7.70

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)	
Number of voting rights	**% of voting rights**
270,405,618	8.43%

Proxy Voting	
10. Name of proxy holder:	
11. Number of Voting Rights Proxy Holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Terry Marsh (AXA)
15. Contact telephone number:	020 7003 2637

9. Chain		
Name of Company/Fund	**Number of Shares**	**% of issued share capital**
AXA Ireland Pension Fund Indirect	32,000	0.00100
AXA Rosenberg Direct	2,557,000	0.07976
Sun Life Unit Assurance Ltd A/c X Direct	1,240,000	0.03868
Sun Life Unit Assurance Ltd A/c X Direct	110,000	0.00343
AXA UK Investment Co ICVC Global Distribution Fund Indirect	121,000	0.00377
AXA UK Investment Co ICVC Global Growth Fund Indirect	360,000	0.01123
AXA UK Investment Co IVCV UK Opportunities Fund Indirect	600,000	0.01872
Sun Life Pensions Management Ltd A/c Direct	770,000	0.02402
AXA Rosenberg Direct	1,882,000	0.05870
AXA Financial, Inc Indirect	160,912,542	5.01930
AXA Colonia Konzern Indirect	179,413	0.00560

AXA France Indirect	1,180,540	0.03682
AXA Australia Indirect	8,000	0.00025
AXA Rosenberg Indirect	43,628,104	1.36088
Sun Life International (IOM) Ltd	3,215	0.00010
AXA Financial, Inc Indirect	39,720,310	1.23899
Sun Life Pensions Management Ltd Direct	415,667	0.01297
Sun Life Pensions Management Ltd Direct	40,871	0.00127
Sun Life Unit Assurance Ltd LTAV UK Equity Direct	345,000	0.01076
Sun Life Assurance Ltd ABL High Alpha Direct	648,322	0.02022
Sun Life Assurance Ltd FTSE All Share Tracker Direct	603,157	0.01881
Sun Life Pensions Management LTAV UK Equity Direct	2,148,135	0.06701
Sun Life Pensions Management ABL High Alpha Direct	3,111,071	0.09704
Sun Life Pensions Management FTSE All Share Tracker Direct	2,892,472	0.09022

AXA Winterthur Direct	6,896,799	0.21513
Total Direct: Total Indirect:	23,663,709 246,741,909	0.73814 7.69656
TOTAL:	270,405,618	8.43469

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 28 February 2007, following recent notifications of transactions in own shares, BAE Systems plc:

(i) had 3,250,503,700 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 43,945,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,206,588,700.

The total voting rights figure (3,206,588,700) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

28 February 2007

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 March 2007

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems Share Option Plan 2001 (Options granted 2001 onwards)		
Period of return:	From:	1 July 2006	To:	31 December 2006
Balance under scheme from previous return:		25,457,381		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		5,583,492		
Balance under scheme not yet issued/allotted at end of period		19,873,889		
Number and *class* of *securities* originally listed and the date of admission		10,945,864 Jan 2002 14,700,000 (June 2006)		
Total number of *securities* in issue at the end of the period		3,246,232,539		

Name of contact:	Simone Barratt
Address of contact:	Stirling Square, 6 Carlton Gardens, London SW1Y 5AD
Telephone number of contact:	01252 383945

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 March 2007

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems JV Share Option Plan 2001 (Options granted 2001 onwards)		
Period of return:	From:	1 July 2006	To:	31 December 2006
Balance under scheme from previous return:		7,215,960		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		5,142,350		
Balance under scheme not yet issued/allotted at end of period		2,073,610		
Number and *class* of *securities* originally listed and the date of admission		2,925,060 Jan 2002 4,300,000 (June 2006)		
Total number of *securities* in issue at the end of the period		3,246,232,539		

Name of contact:	Simone Barratt
Address of contact:	Stirling Square, 6 Carlton Gardens, London SW1Y 5AD
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 March 2007

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems Executive Share Option Scheme 1993 (Options granted 1994 to 2000)		
Period of return:	From:	1 July 2006	To:	31 December 2006
Balance under scheme from previous return:		10,111,460		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		668,129		
Balance under scheme not yet issued/allotted at end of period		9,443,331		
Number and *class* of *securities* originally listed and the date of admission		24,776,492 between April 1996 and April 2000		
Total number of *securities* in issue at the end of the period		3,246,232,539		

Name of contact:	Simone Barratt
Address of contact:	Stirling Square, 6 Carlton Gardens, London SW1Y 5AD
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 March 2007

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems JV Executive Share Option Scheme 1998 (Options granted 1998 to 2000)		
Period of return:	From:	1 July 2006	To:	31 December 2006
Balance under scheme from previous return:		779,117		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		53,588		
Balance under scheme not yet issued/allotted at end of period		725,529		
Number and *class* of *securities* originally listed and the date of admission		860,209 (Nov 1999 to Apr 2000)		
Total number of *securities* in issue at the end of the period		3,246,232,539		

Name of contact:	Simone Barratt
Address of contact:	Stirling Square, 6 Carlton Gardens, London SW1Y 5AD
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 March 2007

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems SAYE Share Options Scheme 1993 (Options granted to 2002)		
Period of return:	From:	1 July 2006	To:	31 December 2006
Balance under scheme from previous return:		37,260,080 (restated from prior period end balance of 37,317,820)		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		923,811		
Balance under scheme not yet issued/allotted at end of period		36,336,269		
Number and *class* of *securities* originally listed and the date of admission		84,028,260 (Dec 1994 to Apr 2000)		
Total number of *securities* in issue at the end of the period		3,246,232,539		

Name of contact:	Simone Barratt
Address of contact:	Stirling Square, 6 Carlton Gardens, London SW1Y 5AD
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 March 2007

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems Joint Venture SAYE Share Option Scheme 1998 (Options granted 1998 onwards)		
Period of return:	From:	1 July 2006	To:	31 December 2006
Balance under scheme from previous return:		3,382,947		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		240,884		
Balance under scheme not yet issued/allotted at end of period		3,142,063		
Number and *class* of *securities* originally listed and the date of admission		5,973,931 (Nov 1998 to Apr 2000)		
Total number of *securities* in issue at the end of the period		3,246,232,539		

Name of contact:	Simone Barratt
Address of contact:	Stirling Square, 6 Carlton Gardens, London SW1Y 5AD
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 March 2007

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems All Employee Share Schemes (Options granted 2002 onwards)		
Period of return:	From:	1 July 2006	To:	31 December 2006
Balance under scheme from previous return:		10,469,883 (restated from prior period end balance of 10,412,143)		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		550,885		
Balance under scheme not yet issued/allotted at end of period		9,918,998		
Number and *class* of *securities* originally listed and the date of admission		11,000,000 (June 2006)		
Total number of *securities* in issue at the end of the period		3,246,232,539		

Name of contact:	Simone Barratt
Address of contact:	Stirling Square, 6 Carlton Gardens, London SW1Y 5AD
Telephone number of contact:	01252 383945

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	BAE Systems Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights – see Section C	✓
3. Full name of person(s) subject to the notification obligation	FMR Corp
4. Full name of shareholder(s) (if different from 3.)	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached	Revised due to DTR rules
6. Date on which issuer notified	23 February 2007

A: Voting rights attached to shares							
Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of Shares	Number of Voting Rights		% of Voting Rights	
			Direct	Direct	Indirect	Direct	Indirect
ISIN – GB0002634946	57,367,261	57,367,261			57,367,261		1.79%

B. Financial Instruments				
Resulting situation after the triggering transaction				
Type of Financial Instrument	Expiration Date	Exercise/Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)	
Number of Voting Rights	% of Voting Rights
57,367,261	1.79%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
See attached schedule

Proxy Voting:	
10. Name of the proxy holder:	FMR Corp
11. Number of voting rights proxy holder will cease/acquire to hold:	N/A
12. Date on which proxy holder will cease/acquire to hold voting rights:	N/A

13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 21 February 2007.
14. Contact Name	Laura Cotterell
15. Contact telephone number:	01737 837148

Annex to Notification of Major Interests in Shares

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	FMR Corp
Contact address (registered office for legal entities)	82 Devonshire Street, Boston, MA, 02109 USA
Phone number	01737 837148
Other useful information (at least legal representative for legal persons)	Company Secretary

B: Identity of the notifier, if applicable	
Full name	Fidelity Investments
Contact address	Windmill Court XTW2B, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB
Phone number	01737 837148
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Authorised to make this filing under power of attorney

C: Additional information
As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 21 February 2007.

FMR

BAE SYSTEMS PLC

Current ownership percentage: 1.79%

Total shares held: 57,367,261

Shares in issue: 3,205,444,647

FRM Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts

SHARES HELD	UK NOMINEE	MANAGEMENT COMPANY
6,792,180	STATE STREET BANK AND TR CO	FMTC
393,700	STATE STREET BANK AND TR CO	FMRCO
74,120	STATE STREET BANK AND TR CO	FMR
761,270	STATE STREET BANK AND TR CO	FICL
109,965	ROYAL TRUST – TORONTO	FMTC
34,800	NORTHERN TRUST LONDON	FMRCO
3,627,201	NORTHERN TRUST CO	FMTC
125,100	NORTHERN TRUST CO	FMRCO
93,700	MELLON BANK NA	FMR
550,866	MELLON BANK N.A.	FMTC
129,700	MELLON BANK N.A.	FMRCO
159,400	JP MORGAN CHASE BANK	FPM
1,514,000	JP MORGAN CHASE BANK	FMTC
34,672,109	JP MORGAN CHASE BANK	FMRCO
7,283,800	BROWN BROTHERS HARRIMAN & CO	FRMCO
91,650	BANK OF NEW YORK	FRMCO
953,700	BANK OF NEW YORK	FMTC

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	BAE Systems Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights – see Section C	✓
3. Full name of person(s) subject to the notification obligation	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3.)	See attached schedule
5. Date of the transaction and date on which the threshold is crossed or reached	Revised due to DTR rules
6. Date on which issuer notified	23 February 2007

A: Voting rights attached to shares							
Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of Shares	Number of Voting Rights		% of Voting Rights	
			Direct	Direct	Indirect	Direct	Indirect
ISIN – GB0002634946	30,591,887	30,591,887			30,591,887		0.95%

B. Financial Instruments				
Resulting situation after the triggering transaction				
Type of Financial Instrument	Expiration Date	Exercise/Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)	
Number of Voting Rights	% of Voting Rights
30,591,887	0.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
See attached schedule

Proxy Voting:	
10. Name of the proxy holder:	Fidelity International Limited (FIL)
11. Number of voting rights proxy holder will cease/acquire to hold:	N/A
12. Date on which proxy holder will cease/acquire to hold voting rights:	N/A

13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 21 February 2007.
14. Contact Name	Laura Cotterell
15. Contact telephone number:	01737 837148

Annex to Notification of Major Interests in Shares

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Fidelity International Limited (FIL)
Contact address (registered office for legal entities)	Pembroke Hall, 42 Crow Lane, Pembroke, HM19 Bermuda
Phone number	01737 837148
Other useful information (at least legal representative for legal persons)	Company Secretary

B: Identity of the notifier, if applicable	
Full name	Fidelity Investments International
Contact address	Windmill Court XTW2B, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB
Phone number	01737 837148
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Authorised to make this filing under power of attorney

C: Additional information
As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 21 February 2007.

FIL

BAE SYSTEMS PLC

Current ownership percentage: 0.95%

Total shares held: 30,591,887

Shares in issue: 3,205,444,647

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ), and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

SHARES HELD	UK NOMINEE	MANAGEMENT COMPANY
111,350	TRUST&CUST SVCS BK LTD, TOKO	FIJ
65,400	STATE STREET HONG KONG	FIA(K)L
929,800	STATE STR BK AND TR CO LNDN (S	FPM
112,600	STATE STR BK AND TR CO LNDN (S	FIL
1,773,900	NORTHERN TRUST LONDON	FPM
412,000	NORTHERN TRUST LONDON	FIL
247,200	NORTHERN TRUST CO	FIL
46,000	NORDDEUTSCHE LANDERSBANK	FIL
217,800	NOMURA TRUST AND BANKING	FIJ
48,402	MORGAN STANLEY LONDON	FIL
219,900	MIDLAND SECURITIES SERVICES	FPM
876,000	MELLON BANK	FPM
326,900	MASTER TRUST BANK OF JAPAN	FIJ
683,600	JPMORGAN, BOURNEMOUTH	FIL
1,548,300	JPMORGAN, BOURNEMOUTH	FPM
6,030,252	JPMORGAN, BOURNEMOUTH	FISL
6,522,355	JPMORGAN, BOURNEMOUTH	FIL
622,500	HSBC BANK PLC	FPM
29,300	DEXIA PRIVATBANK	FPM
56,200	CHASE MANHTTN BK AG FRNKFRT (S	FPM
537,600	CDC FINANCE	FIGEST
328,400	BROWN BROTHERS HARRIMAN & CO	FIL
366,792	BROWN BROTHERS HARRIMAN & CO	FIJ
3,727,935	BROWN BROS HARRIMN LTD LUX	FIL
207,200	BNP PARIBAS, PARIS	FIL

668,950	BNP PARIBAS, PARIS (C)	FIL
935,434	BERMUDA TRUST FAR EAST HK	FIM HK
2,042,600	BANK OF NEW YORK EUROPE LDN	FII
897,217	BANK OF NEW YORK BRUSSELS	FPM

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rules 3.1.4R(1)(a).

The Company was notified today that on 23 February 2007 the following Persons Discharging Managerial Responsibilities (PDMRs) exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Plans.

Some of the shares deriving from the above exercise of options were subsequently disposed of on 23 February 2007 as indicated below. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	Exercise price per share	No. of shares sold	Price per share at which sold
Walt Havenstein*	91,675	172 pence	91,675	455.25 pence
Steve Mogford	351,218	172 pence	323,327	455.364 pence
George Rose	390,741	172 pence	390,741	455.364 pence
George Rose	79,233	329 pence	66,208	455.364 pence
Mike Turner	588,663	172 pence	588,663	455.364 pence
Alastair Imrie	257,267	172 pence	227,418	455.364 pence
Mike Rouse	239,826	172 pence	239,826	455.364 pence
Nigel Whitehead	139,535	172 pence	117,374	455.364 pence
Nigel Whitehead	9,960	402 pence	9,567	455.364 pence
Nigel Whitehead	5,025	398 pence	4,842	455.364 pence

* In the case of Walt Havenstein, the exercise relates to an award under the Stock Appreciation Rights (SAR) schedule to the BAE Systems Executive Share Option Plan for which the SAR reference price for the calculation of the profit was 172 pence per share.

2. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 19
85 and Disclosure rules 3.1.4R(1)(a).

The Company was notified today that on 23 February 2007 the following Persons Discharging Managerial Responsibilities (PDMRs) exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan at nil consideration. Some of the shares were subsequently disposed of on 23 February 2007 as indicated below. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	No. of shares sold	Price per share at which sold

Ian King	70,736	34,522	455.364 pence
Steve Mogford	78,048	68,059	455.364 pence
George Rose	86,831	86,831	455.364 pence
Mike Turner	130,814	130,814	455.364 pence
Alastair Imrie	57,170	49,853	455.364 pence
Mike Rouse	53,294	53,294	455.364 pence
Nigel Whitehead	31,007	23,070	455.364 pence

3. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was yesterday notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 February 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 448.78 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Steve Mogford	28	3
Ian King	28	3

4. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was yesterday notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has a balance of 123,284 ordinary shares of 2.5 pence each in BAE Systems plc in Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares).

Each of the executive directors, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 123,284 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

23 February 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Disclosure Rule 3.1.4R(1)(a).

The Company was notified yesterday that, on 27 February 2007 Alison Wood, a Person Discharging Managerial Responsibilities (PDMR), exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Plans.

Some of the shares deriving from the above exercise of options were subsequently disposed of on 27 February 2007 as indicated below. These transactions took place on the London Stock Exchange.

No. of shares under option exercised	Exercise price per share	No. of shares sold	Price per share at which sold
9,118	329 pence	6,650	448 pence
17,704	339.25 pence	15,150	448 pence
23,280	430 pence	22,778	448 pence
18,122	329 pence	15,280	448 pence
12,675	394.5 pence	11,980	448 pence

2. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rules 3.1.4R(1)(a).

The Company was notified yesterday that, on 27 February 2007 Sue Birley, a Person Discharging Managerial Responsibilities, disposed of 2,925 ordinary shares of 2.5 pence each in BAE Systems plc at 449.53 pence per share. This transaction took place on the London Stock Exchange.

3. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rules 3.1.4R(1)(a).

The Company was notified yesterday that, on 28 February 2007, Lady Lesley Rudd, a person connected to Sir Nigel Rudd, a Person Discharging Managerial Responsibilities, purchased 11,400 ordinary shares of 2.5 pence each in BAE Systems plc at 441.5 pence per share. This transaction took place on the London Stock Exchange.

1 March 2007

Disposal of interest in Xchanging Procurement Services (Holdco) Limited

BAE Systems plc today completed the sale of BAE Systems plc's 50% shareholding interest in Xchanging Procurement Services (Holdco) Limited to XUK Holdco (No.2) Limited (a company within the Xchanging group) for a deferred cash consideration of £46.8 million.

6 March 2007

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was yesterday notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 February 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 448.78 pence per share and were also awarded ordinary shares of of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Steve Mogford	28	3
Ian King	28	3

23 February 2007

BAE Systems plc

Directorate change

Dr Ulrich Cartellieri will retire from the BAE Systems Board on 26 September 2007, the Company having stated last year in the Annual Report and Accounts that he wished to retire in the second half of 2007.

Dick Olver said, "The period in which Ulrich has served on the Board has seen a huge step-change in the Company's development as a global defence and aerospace company and his contribution to the Board throughout this period has been greatly valued by his fellow directors."

22 February 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DIRECTORS OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The following interests of Directors in options over ordinary shares of 2.5p each in BAE Systems plc have ceased as the options to which they relate under the BAE Systems Executive Share Option Plan have lapsed on 21 February 2007 due to the related performance conditions not having been met.

Name of Director	Number of ordinary shares under option which have lapsed:	Option Price
Chris Geoghegan	89,552	335 pence
Chris Geoghegan	119,938	326 pence
Ian King	90,090	335 pence
Steve Mogford	233,433	335 pence
George Rose	259,701	335 pence
Mike Turner	277,015	335 pence

22 February 2007

BAE Systems plc

Directorate change

Professor Sue Birley will retire from the BAE Systems Board immediately after the Company's Annual General Meeting to be held on 9 May 2007. Professor Birley will be retiring having served as a non-executive director for more than six years.

Chairman Dick Olver said, "Sue Birley has been an extremely diligent and effective member of the BAE Systems Board during a period in which the Company has been strategically and financially transformed. Her contribution, in particular as Chairman of the Remuneration Committee, has been greatly valued."

26th February 2007